OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response…. 2.50
SEC FILE NUMBER
CUSIP NUMBER

 FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:_________________________________________

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: The registrant’s Form 10-KSB for the year ended December 31, 2005.

PART I — REGISTRANT INFORMATION
IMCOR Pharmaceutical Co.
Full Name of Registrant
Former Name if Applicable P.O. Box 2389
Address of Principal Executive Office (Street and Number) La Jolla, California 92037
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	☒	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)		The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant does not have a sufficient in-house accounting staff to provide the information for the referenced 10-KSB for the year ending December 31, 2005 without unreasonable effort or expense by the filing deadline.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian Gallagher	609	737-7961
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During 2005, the Registrant’s board of directors implemented a restructuring plan that resulted in cessation of substantially all operations, including significant employee layoffs, sale of excess equipment, suspension of manufacturing and clinical activities, cessation of current selling activities, vacating its premises, and the sale of certain of its technology.

In addition, on June 18, 2003, the Registrant, together with Alliance Pharmaceutical Corp. (“Alliance”) (as the previous owner of Imagent), filed a complaint against Amersham Health, Inc. and two other Amersham affiliates (now known as GE Healthcare Ltd.) (collectively, “Amersham”) alleging that certain Amersham products infringe on claims in the patents covering Imagent. The case is captioned as Photogen Technologies, Inc. and Alliance Pharmaceutical Corp. v. Amersham Health Inc. et. al., Civil Action No. 03CV2853(SRC), in the United States District Court for the District of New Jersey.  The Registrant’s complaint alleged that principally through the Optison® product, Amersham infringed on eight patents it owned. The Registrant also alleged misappropriation of trade secrets as well as other state law claims against Amersham. The Registrant sought damages, an injunction against Amersham, a declaratory judgment and other relief.

Amersham denied the material allegations of the Registrant’s claims and asserted certain affirmative defenses and counterclaims. Amersham’s counterclaims included claims of patent infringement of the fifteen Amersham patents, breach of contract, breach of good faith and fair dealing, and tortious interference with contract. The Registrant and Alliance, as well as Amersham, also amended their respective complaints to include allegations of antitrust violations by the other parties.

To resolve this litigation, the Registrant entered into a Settlement Agreement and License (the “Amersham Settlement”) dated as of September 19, 2005 with Amersham, Alliance and Molecular Biosystems, Inc. The Amersham Settlement resolved the parties’ claims arising under the case described above. Under the terms of the Amersham Settlement, the Registrant’s technology cross license was valued at $1,200,000 in favor of the Registrant, for which the Registrant received $1,000,000 directly from Amersham. The balance, or $200,000, was paid directly by Amersham to Alliance which served as the cash consideration to Alliance under the separate but concurrent Alliance Settlement discussed below. The parties dismissed their litigation and granted each other fully paid-up, irrevocable, royalty-free, non-exclusive cross-licenses, with the right to sublicense, and mutual releases.

The Registrant also entered into a Settlement Agreement with Alliance (the “Alliance Settlement”) dated as of September 19, 2005 pursuant to which: (i) each party’s respective ongoing obligations to one another under the Asset Purchase Agreement dated June 10, 2003 between the Registrant and Alliance were terminated, (ii) each party granted the other a mutual general release (which resolved, among other things, the parties’ claims against one another for various accumulated post-closing payments), and (iii) the parties agreed to share in the proceeds of future transactions involving the disposition of the Registrant’s Imagent asset in accordance with the following schedule:

Proceeds	Alliance Percentage	IMCOR Percentage
$1 to $1,450,0000	10%, not to exceed $100,000	90%
$1,450,001 to $5,000,000	30%	70%
$5,000,001 and above	33.3%	66.7%

As a result, the Registrant anticipates that its operating results for the year ended December 31, 2005 will significantly change from the corresponding period in 2004.

The following are the principal cost reductions in research and development expenses from the corresponding period in 2004 (all amounts are approximate and provided by Larry D. Grant, an outside financial consultant of the Registrant):

•	Personnel - $1,343,000
•	Contract consultants - $583,000
•	Patent costs - $226,000
•	Production facilities costs - $171,000
•	Supplies - $215,000

Personnel, contract consultant charges, patent costs, production facilities costs and supplies all decreased primarily due to the Registrant’s efforts to cut expenses.

The following are the principal cost reductions in selling, general and administrative expenses from the corresponding period in 2004 (all amounts are approximate and provided by Larry D. Grant, an outside financial consultant of the Registrant):

•	Personnel - $652,000
•	Contract consultants - $1,333,000
•	Legal and accounting - $957,000
•	Fees - $696,000
•	Facilities costs - $697,000
•	Insurance - $204,000
•	Depreciation and amortization - $1,206,000

In addition, stock option expenses increased from the corresponding period in 2004 by approximately $119,000, related primarily to acceleration of the vesting of the stock options previously granted to the Registrant’s former Chief Executive Officer, pursuant to the terms of his employment agreement, specifically as related to the termination of that individual’s employment.

Contract consultant charges decreased dramatically due to the restructuring plan. Legal and accounting expense decreased primarily due to decreased legal fees associated with litigation. Depreciation and amortization costs decreased as the Registrant terminated the recording of depreciation after April 2005, at which time the Registrant took equipment out of use and prepared it for a public auction conducted in June 2005.

The following impairment charges were made to the carrying value of the Registrant’s assets in 2005 (all amounts are approximate and provided by Larry D. Grant, an outside financial consultant of the Registrant):

•	Leasehold improvements - $3,072,500
•	Equipment - $193,000
•	Technology license - $570,500
•	Purchased technology - $11,373,500
•	Deferred royalties - $416,500

The Registrant did not record impairment charges in 2004.

In addition, the above impairment charges, totaling approximately $15,626,000, were offset by the recognition of previously deferred revenue totaling approximately $8,119,500, resulting in net impairment charges recognized in 2005 amounting to approximately $7,506,500. All above adjustments were required to record the impact of the Registrant’s restructuring activities conducted during 2005.

IMCOR Pharmaceutical Co. (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2006	By	/s/ Brian Gallagher
Brian Gallagher, Chairman of the Board

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
(SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).